As filed with the U.S. Securities and Exchange Commission on March 10, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts
___________________
GRUPO TELEVISA, S.A.
(Exact name of issuer of deposited securities as specified in its charter)
Not applicable
(Translation of issuer's name into English)
United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.	Kenneth I. Rosh, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000
It is proposed that this filing become effective under Rule 466
□ immediately upon filing         ☒on March 21, 2006 at 4:30 pm (EST)
If a separate registration statement has been filed to register the deposited shares, check the following box. □
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Global Depositary Shares evidenced by Global Depositary Receipts, each Global Depositary Share representing five Certificados de Participacion Ordinarios ("CPOs"), which each represents financial interests in, and limited voting rights with respect to, 25 Series A Shares, 22 Series B Shares, 35 Series D Shares, and 35 Series L Shares of Grupo Televisa, S.A.	300,000,000	$0.05	$15,000,000	$1605
CPOs which each represent financial interests in, and limited voting rights with respect to, 25 Series A Shares, 22 Series B Shares, 35 Series D Shares, and 35 Series L Shares of Grupo Televisa, S.A.	300,000,000	0	0	0(3)
(1) Each unit represents one Global Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such Global Depositary Shares.
(3) Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CPOs.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-99195.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of Global Depositary Receipt ("GDR" or "Global Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and Face of Global Depositary Receipt, under signature line
(2) Title of Global Depositary Receipts and identity of deposited securities	Face of Global Depositary Receipt, top center
Terms of Deposit:
(a) Amount of deposited securities represented by one unit of Global Depositary Shares	Face of Global Depositary Receipt, top center
(b) Procedure for voting, if any, the deposited securities	Paragraph (16)
(c) Collection and distribution of dividends	Paragraphs (4), (5), (8), and (14)
(d) Transmission of notices, reports and proxy soliciting material	Paragraphs (15), (16) and (18)
(e) Sale or exercise of rights	Paragraphs (4), (5), (8) and (14)
(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (8), (14) and (17)
(g) Amendment, extension or termination of the Deposit Agreement	Paragraphs (23) and (24)
(h) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (18)
(i) Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)
(j) Limitation upon the liability of the Depositary	Paragraphs (20) and (21)
(3) Fees and Charges	Paragraph (8)

Item 2. AVAILABLE INFORMATION

Location in Form of Global Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(b)
Statement that Grupo Televisa, S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Paragraph (13)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Deposit Agreement among Grupo Televisa, S.A., JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of Global Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement No. 333-99195 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement including the Form of Global Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the Global Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Global Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Global Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 10, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of GDRs evidencing Global Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Grupo Televisa, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on March 10, 2006.

GRUPO TELEVISA, S.A.

By:	/s/ Joaquín Balcárcel Santa Cruz
Name: Joaquín Balcárcel Santa Cruz
Title: General Counsel

By:	/s/ Salvi Folch Viadero
Name: Salvi Folch Viadero
Title: Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alfonso de Angoitia Noriega, Rafael Carabias Príncipe, Jorge Lutteroth Echegoyen and Joaquín Balcárcel Santa Cruz and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-6 and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date first above indicated:

Name	Title

/s/ Emilio Azcárraga Jean	Director, Chairman of the Board
Emilio Azcárraga Jean	Emilio Azcárraga Jean President and Chief Executive Officer

/s/ María Asunción Aramburuzabala Larregui	Director and Vice-Chairwoman of the Board
María Asunción Aramburuzabala Larregui

/s/ Alfonso de Angoitia Noriega	Director
Alfonso de Angoitia Noriega

/s/ Pedro Aspe Armella	Director
Pedro Aspe Armella

/s/ Julio Barba Hurtado	Director
Julio Barba Hurtado

/s/ José Antonio Bastón Patiño	Director
José Antonio Bastón Patiño

/s/ Alberto Bailleres González	Director
Alberto Bailleres González

/s/ Manuel Jorge Cutillas Covani	Director
Manuel Jorge Cutillas Covani

/s/ Carlos Fernández González	Director
Carlos Fernández González

/s/ Salvi Folch Viadero	Chief Financial Officer
Salvi Folch Viadero

/s/ Bernardo Gómez Martínez	Director
Bernardo Gómez Martínez

Director
Claudio X. González Laporte

/s/ Roberto Hernández Ramírez	Director
Roberto Hernández Ramírez

/s/ Enrique Krauze Kleinbort	Director
Enrique Krauze Kleinbort

/s/ Germán Larrea Mota Velasco	Director
Germán Larrea Mota Velasco

/s/ Jorge Lutteroth Echegoyen	Controller
Jorge Lutteroth Echegoyen

/s/ Gilberto Pérezalonso Cifuentes	Director
Gilberto Pérezalonso Cifuentes

Director
Carlos Slim Domit

/s/ Alejandro Quintero Iñiguez	Director
Alejandro Quintero Iñiguez

/s/ Fernando Senderos Mestre	Director
Fernando Senderos Mestre

/s/ Enrique F. Senior Hernández	Director
Enrique F. Senior Hernández

Director
Lorenzo H. Zambrano Treviño

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Grupo Televisa, S.A., has signed this Registration Statement on Form F-6 in the City of Newark, State of Delaware on March 10 , 2006.

Signature	Title

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement
(d) (e)	Opinion of Ziegler, Ziegler & Altman LLP, counsel to the Depositary, as to the legality of the securities to be registered Rule 466 Certification